Filed by The Interpublic Group of
                                 Companies, Inc.   Pursuant to   Rule 425
                                 under the Securities Act of 1933 deemed
                                 filed pursuant to Rule 14a-12 of the
                                 Securities Exchange Act of 1934

                                 Subject Company: True North Communications Inc. Commission File No. 1-5029


Cautionary Statement

This document contains forward-looking statements. Statements that are not historical fact, including statements about Interpublic's beliefs and expectations constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Interpublic undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Interpublic cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effect of national and regional economic conditions, the ability of Interpublic to attract new clients and retain existing clients, the financial success of the clients of Interpublic, and developments from changes in the regulatory and legal environment for advertising companies around the world, and the successful completion and integration of acquisitions which complement and expand Interpublic's business capabilities.

Another important factor is Interpublic's acquisition strategy. One of Interpublic's business strategies is to acquire businesses that complement and expand its current business capabilities. Accordingly, Interpublic is usually engaged in evaluating potential acquisition candidates. Interpublic is currently engaged in a number of preliminary discussions that may result in one or more substantial acquisitions. These acquisition opportunities require confidentiality and from time to time give rise to bidding scenarios that require quick responses by Interpublic. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of the shares of Interpublic.

Moreover, the success of recent or contemplated future acquisitions will depend on the effective integration of newly-acquired businesses into Interpublic's current activities. Important factors for integration include realization of anticipated synergies and the ability to retain new personnel and clients.

Investors should evaluate any statements in light of these important factors.

The Interpublic Group of Companies, Inc. and True North Communications Inc. have filed a proxy statement/prospectus with the Securities and Exchange Commission concerning the proposed merger pursuant to which True North would become a wholly owned subsidiary of Interpublic. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENT TO THAT DOCUMENT BECAUSE THE PROXY STATEMENT/PROSPECTUS CONTAINS, AND ANY AMENDMENT TO THAT DOCUMENT WILL CONTAIN, IMPORTANT INFORMATION ON THE PROPOSED MERGER. Investors and securityholders are able to obtain the proxy statement/prospectus, and will be able to obtain any amendments to that document, free of charge at the SEC's website (http://www.sec.gov/EDGAR), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Interpublic and True North may be obtained free of charge by contacting The Interpublic Group of Companies, Inc., 1271 Avenue of the Americas, New York, NY, 10020, Attn: Investor Relations (tel:
212-399-8057), or True North Communications Inc. at 101 East Erie Street, Chicago, IL, 60611, Attn: Corporate Communications (tel: 312-425-6500). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. True North and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of True North's stockholders to approve and adopt the merger agreement with Interpublic. The participants in this solicitation may include the directors and executive officers of True North, who may have an interest in the transaction as a result of holding shares or options of True North. A detailed list of the names and interests of True North's directors and executive officers, and of their ownership interests in True North, is contained and/or incorporated by reference in the proxy statement/prospectus.

INTERPUBLIC HAS ISSUED THE FOLLOWING PRESS RELEASE.

FOR IMMEDIATE RELEASE

                                                       Contact:  Susan V. Watson
                                                                  (212) 399-8208

New York, NY (June 14, 2001)--The Interpublic Group of Companies (NYSE:IPG) said today that revenue has been trending lower than anticipated, consistent with widely-reported industry conditions. The marketing communications industry has been experiencing a slower pace of new business activity and weaker than expected client spending, virtually across the board, reflecting a softer economic environment in the U. S. and slowing international economies.

On March 19, the company estimated it would earn $.40-.45 per share in the second quarter. Based on current trends, the company now believes EPS could be in a $.30-.35 range. Sean F. Orr, executive vice president and chief financial officer, commented: "In response to the current revenue environment, we are intensifying our actions to reduce costs to deliver the best possible results."

In addition, in anticipation of a June 19 merger vote by True North shareholders, Interpublic indicated its intent to implement a series of operational initiatives following its combination with the True North Communications, Inc. (NYSE:TNO). John J. Dooner, Jr., chairman and chief executive officer, said: "Since the beginning of the year, we have been examining the totality of a "New Interpublic" to ensure that we're well-positioned for future growth and best able to bring the fullest range of resources and communications solutions to bear against clients' marketing needs. The assets of True North have now been integrated into that vision."

Interpublic outlined three areas of action:

o The integration of True North and associated costs and synergies;
o The realignment of combined businesses to create a "New Interpublic"; and
o Productivity initiatives to accelerate the achievement of strategic operating margin goals.

In connection with these planned initiatives, the company may incur significant cash and non-cash charges, preliminarily estimated at more than $300 million, in the second and third quarters of 2001. Although the company has not completed its analysis, cash costs in excess of this amount will be evaluated based on their potential to provide a high return in a short period of time.

Interpublic expects to describe these initiatives in greater detail in mid-July.

Interpublic further said that its proposed merger with True North continues to move forward, and is expected to close by the end of June. John Dooner said:
"The quality and ease of our transition efforts have increased our enthusiasm that these two companies not only belong together, but will result in an even more powerful force than we initially believed."

The transaction is subject to obtaining shareholder approval and final regulatory clearances. The merger would create the world's largest marketing communications and services company.

The Interpublic Group of Companies is one of the largest global organizations of advertising agencies and marketing communications companies. Its major worldwide companies include McCann-Erickson WorldGroup, The Lowe Group, Draft Worldwide, Initiative Media Worldwide, Octagon, NFO WorldGroup and the Allied Communications Group. On March 18, Interpublic agreed to acquire True North Communications in a pooling of interests transaction valued at $2.1 billion.